

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2011

Via E-mail
Mr. Gregory T. Schiffman
EVP, CFO, & Treasurer
Dendreon Corp.
3005 First Avenue
Seattle, WA 98121

      Re: **Dendreon Corp.**
           Form 10-K for the Year Ended December 31, 2010
           Filed March 1, 2011
           Form 10-Q for the Quarter Ended March 31, 2011
           Filed May 2, 2011
           File No. 1-30681

Dear Mr. Schiffman:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Gus Rodriguez

                    Gus Rodriguez
                    Accounting Branch Chief